Exhibit 12.1

FiberTower Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31,
	2003	2004	2005	2006
Earnings
Loss from operations	$(5,722)	$(12,411)	$(24,362)	$(56,372)
Other income (expense)
Interest expense	(37)	(138)	(223)	(7,680)
Interest income	140	485	2,683	6,326
Miscellaneous (expense) income, net	(7)	(1)	(7)	448
Other income, net	96	346	2,453	(906)
Net loss	$(5,626)	$(12,065)	$(21,909)	$(57,278)

Less Fixed Charges (Note 1)	$276	$296	$679	$9,516
Total earnings (loss) available for fixed charges	$(5,350)	$(11,769)	$(21,230)	$(47,762)

(1) Fixed Charges:
Estimated interest portion of rent expense	239	158	456	1,836
Interest expense	37	138	223	7,680
Total fixed charges	$276	$296	$679	$9,516

Ratio of earnings to fixed charges (2)	—	—	—	—

(2)    Earnings were inadequate to cover fixed charges by $57.3 million $21.9 million, $12.1 million, and $5.6 million for the years ended December 31, 2006, 2005, 2004 and 2003, respectively.